Suite 1120, Cathedral Place

925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 10 - 2011

April 14, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER DRILL RESULTS FROM MARBAN

Aurizon Mines Ltd. (“Aurizon”) is pleased to report on the latest drilling results at the Marban Block property, located in the Malartic gold camp, Abitibi region of Quebec.

Assay results were received for 29 drill holes completed on the neighbouring Norlartic and Marban gold deposits.  Results are tabled on the following pages.

Significant Norlartic intersections include:

•

3.06 grams of gold per tonne over 10.7 metres (NL-11-040);

•

6.75 grams of gold per tonne over 4.6 metres (NL-11-042);

•

1.91 gram of gold per tonne over 58.3 metres (NL-11-047).

Significant Marban intersections include:

•

14.02 grams of gold per tonne over 2.1 metres (MB-10-137);

•

39.70 grams of gold per tonne over 1.1 metre (MB-10-137);

•

5.80 grams of gold per tonne over 4.1 metres (MB-10-142).

The initial program under the terms of the Aurizon option agreement commenced on August 30, 2010 and includes 50,000 metres of diamond drilling.  Three drill rigs are currently in operation on the project.  To date, a total of 29,150 metres were drilled in 116 holes.  Results are pending for 50 completed drill holes.

Norlartic deposit drilling

Twenty-one (21) drill holes, for a total of 4,320 metres, were completed on the Norlartic deposit during the winter.  The objective of the initial phase of drilling was to better define the entire width of the Norbenite shear gold mineralised gold envelope within the top 200 metres from surface and, more specifically, along the western 500-metre strike extent of the Norlartic deposit.  Past drilling over this portion of the deposit primarily targeted the Main Zone, which consists of a sulphide and gold mineralised vein stockwork localised in an intrusive dike cutting central portion of the Norbenite shear.

Aurizon Mines Ltd.
News Release – April 14, 2011

Aurizon Reports Further Drill Results From Marban

The holes completed to date confirm: 1) the presence of other veined and mineralised intrusive dikes in the hanging wall (HW) of the Main Zone, and 2) that the near surface extent of the Norlartic deposit consists of a wide gold mineralised envelop characterised by intrusive dikes cutting sheared ultramafic volcanic rocks.  Highlights of the results from the first eight (8) holes include a section averaging 1.91 grams of gold per tonne  over 58.3 metres in hole NL-11-047.

Marban deposit drilling

Eighty-eight (88) holes, for a total of 23,290 metres, have been completed on the Marban deposit since the start of the program in August, 2010.  Drilling to date has covered a 1,050-metre strike extent of the Marban gold mineralised system and was mainly focused on: 1) completing a 50-metre drill hole spacing array within the top 300 metres from surface, and 2) verifying the extension of the gold mineralised shear zones to surface.

The initial phase of drilling at Marban has:

•

validated the geological and structural model of the deposit;

•

established lateral and vertical continuity to the mineralised shear zones; and

•

demonstrated the potential for both bulk tonnage and narrower higher-grade ore shoots.

The remaining phase of this year’s drilling program at Marban includes deeper drilling to test the down dip extension of the mineralised zones, mainly from 300 to 500 metres vertical depth.

In addition, three (3) widely spaced exploration drill hole fences are in progress to investigate the one kilometre area between the Marban and Norlartic deposits.  Five (5) drill holes, for a total of 1,000 metres, were completed to date over this target.

Norlartic Drill Results
Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
NL-11-040	1+28 W	0+22 N	N210°	-60°	129.0
						26.6	37.3	10.7	3.06	Main
						122.2	123.4	1.2	4.23	Granodiorite
NL-11-041	2+70 W	0+40 N	N210°	-45°	153.0	21.7	28.8	7.1	0.62	HW
						31.2	43.0	11.8	2.37	Main
NL-11-042	3+15 W	0+40 N	N210°	-45°	186.4
						38.7	43.3	4.6	6.75	Main

NL-11-043	3+60 W	0+50 N	N210°	-45°	210.0	22.1	34.8	12.7	1.60	HW
					including	22.1	26.5	4.4	2.80	HW
						38.0	41.6	3.6	2.25	HW
						48.8	57.7	8.9	1.14	Main
NL-11-044	3+40 W	1+15 N	N210°	-45°	270.0	88.1	99.2	11.1	0.79	HW
						104.9	109.3	4.4	1.08	Main
						154.8	156.0	1.2	7.94	FW
NL-11-045	0+90 W	0+50 N	N210°	-55°	60.2	37.2	60.0	22.8	0.81	HW-Main
					including	44.0	46.0	2.0	4.37	HW
NL-11-046	3+70 E	0+60 N	N210°	-55°	204.0	67.8	89.0	21.2	1.23	HW-Main
					including	67.8	74.3	6.5	2.36	HW

NL-11-047	0+83 W	1+10 N	N210°	-45°	183.0	90.9	149.2	58.3	1.91	HW-Main-FW

Aurizon Mines Ltd.
News Release – April 14, 2011

Aurizon Reports Further Drill Results From Marban

Marban Drill Results
Hole	Line	Station	Az	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t Au)	Zone(s)
MB-10-137	2+50 E	1+30 S	N180°	-55°	302.5	31.0	32.2	1.2	8.24	Y
						150.2	163.3	13.1	0.87	C-B-D1
						215.5	217.6	2.1	14.02	P
						238.5	239.6	1.1	39.70	T
MB-10-138	2+50 E	1+90 S	N180°	-55°	252.0	134.6	135.2	0.6	8.59	C
MB-10-139	2+00 E	1+25 S	N180°	-65°	299.0	119.8	120.5	0.7	5.58
MB-10-140	4+00 W	0+80 S	N180°	-50°	167.0	70.3	85.9	15.6	0.52	E
MB-10-141	4+00 W	0+40 N	N180°	-50°	266.0	44.2	45.4	1.2	5.13
						102.7	104.0	1.3	11.84	2
						133.7	147.4	13.7	1.12	Z
					including	139.0	142.8	3.8	3.15	Z
MB-10-142	4+00 W	1+70 N	N180°	-50°	332.0	205	209.1	4.1	5.80	Z
MB-10-143	3+50 W	2+40 N	N180°	-55°	398.0	254.9	261.4	6.5	1.22	Y
MB-10-144	4+00 W	3+00 N	N180°	-50°	401.0	104.0	104.9	0.9	12.70
						242.2	269.5	27.3	1.05	Y-2
MB-10-145	4+50 W	2+95 N	N180°	-50°	347.0	84.2	85.4	1.2	3.25
MB-10-146	5+00 W	3+00 N	N180°	-50°	299.0	49.5	55.6	6.1	0.67
MB-11-147	4+50 W	1+65 N	N180°	-50°	269.0	152.0	153.0	1.0	14.10	2
						161.4	162.2	0.8	5.51	Y
MB-11-148	1+50 W	0+40 N	N180°	-45°	281.0	195.8	200.6	4.8	0.98	D1
MB-11-149	1+50 W	0+30 S	N180°	-45°	230.0	142.0	154.9	12.9	0.59	D1
MB-11-150	2+00 E	1+80 S	N180°	-65°	230.0	132.7	135.0	2.3	1.54	A-C
MB-11-151	2+00 E	0+40 N	N180°	-65°	245.0	166.1	172.4	6.3	2.23	E
MB-11-152	1+50 E	1+10 N	N180°	-55°	231.5	210.9	211.9	1.0	6.85	E
MB-11-153	1+50 E	0+75 S	N180°	-55°	300.0	177.0	183.2	6.2	1.21	A-B-C-D1
						186.8	199.8	13.0	1.37	C1-C2
MB-11-154	1+50 E	1+35 S	N180°	-55°	221.0	184.3	187.2	2.9	0.88	T
MB-11-155	0+50 E	2+13 S	N180°	-55°	120.0	59.0	70.8	11.8	1.80	A
MB-11-156	0+00	1+05 S	N180°	-42°	170.0	133.7	165.6	31.9	0.64	T
MB-11-157	1+00 W	1+40 S	N180°	-56°	176.0	42.4	42.9	0.5	35.50	E

Aurizon Option

Aurizon can earn up to a 65% interest the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between NioGold Mining Corporation (“Niogold”) and Aurizon.  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see news release dated July 6, 2010).

Technical Information, QA/QC and Qualified Persons

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled near perpendicular to the principal local structural orientation.

Aurizon Mines Ltd.
News Release – April 14, 2011

Aurizon Reports Further Drill Results From Marban

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones, except for holes that traversed underground workings which were completed using BQ-size core.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 g/t Au are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

The drilling program was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), a Qualified Person as defined by National Instrument 43-101.  This news release was prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and a Qualified Person under. National Instrument 43-101, based on information made available by Niogold and verified by personnel of the Company.

Additional Information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Guy Hurd: ghurd@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – April 14, 2011

Aurizon Reports Further Drill Results From Marban

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.